EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:

Kathleen F. Nolen

(318) 484-7687

Rodney J. Hamilton

(318) 484-7593

Analyst Inquiries:

Dresner Companies

Kristine Walczak

(312) 726-3600

Media Contact:

Cleco Corporation

Michael Burns

(318) 484-7663

For Immediate Release

Cleco Corp. Posts First Quarter 2004 Earnings of $0.27 per Share

PINEVILLE, La., May 5, 2004 – Cleco Corp. (NYSE, PCX: CNL) today reported first quarter 2004 earnings of $0.27 per diluted share, down from the $0.36 per share recorded in first quarter 2003.

The decrease in earnings primarily reflected higher expenses at Cleco Power. The earnings contribution from Cleco Midstream for the first quarter of 2004 was slightly below that recorded in the first quarter of 2003. Results at Cleco Evangeline LLC improved, but they were partially offset by losses at Perryville Energy Partners LLC.

	Diluted EPS Three Months Ended March 31,	
Subsidiary	**2004**	**2003**
Cleco Power LLC	$0.25	$0.33
Cleco Midstream Resources LLC	0.05	0.06
Corporate and Other	(0.03)	(0.03)
Earnings applicable to common stock	**$0.27**	**$0.36**

"Our first-quarter results are within our anticipated range despite cost pressures from several areas," President and CEO David Eppler said. "Cleco Power revenue was strong, and both Acadia and Evangeline performed well. Just as important as the quarter's financial results was the extension by the Louisiana Public Service Commission (LPSC) of our rate stabilization plan for an additional 12 months. The plan now runs through September 2005.

"The extension provides us the time to thoroughly analyze offers we anticipate receiving through a request for proposals (RFP) for power supplies we plan to issue in June. We'll then compare those bids against several self-build projects we are considering. Our intent is to put together a balanced generation portfolio that provides our customers with reliable, low-cost power," Eppler said.

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Major Reconciling Items for First-Quarter EPS 2004 vs. 2003:

$0.36	**2003 First-Quarter Diluted EPS**
0.01	Higher Cleco Power nonfuel revenue, net of customer refund accrual
(0.05)	Higher Cleco Power nonfuel expenses
(0.01)	Higher Cleco Power depreciation
(0.01)	Higher Cleco Power interest expense
(0.02)	Higher Cleco Power effective tax rate
(0.01)	Lower contribution from Midstream generating projects
$0.27	**2004 First-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power posted 2004 first-quarter earnings of $0.25 per share, $0.08 per share lower than the $0.33 per share recorded in the same period of 2003.

Cleco Power's overall nonfuel revenue increased by about $0.01 per share in the quarter-to-quarter comparison to 2003. Revenues benefited from customer growth, warmer-than-normal March 2004 weather, new energy management services that began in May 2003, and a renegotiated contract for additional ancillary services with a municipal customer. Offsetting those increases were lower revenues due to the mid-2003 renegotiation of rates for a large industrial customer and milder-than-normal January and February weather.

(Million kWh)	For the three months ended March 31,		
	2004	**2003**	**Change**
Electric Sales			
Residential	822	805	2.1%
Commerical	406	394	3.0%
Industrial	660	658	0.3%
Other retail	134	134	0.0%
Unbilled	(82)	(81)	1.2%
Total retail	1,940	1,910	1.6%
Sales for resale	187	163	14.7%
Total retail and wholesale customer sales	**2,127**	**2,073**	**2.6%**

Nonfuel expenses for Cleco Power were about $0.05 per share higher in the first quarter of 2004 than in the first quarter of 2003, mostly due to higher employee benefit costs, and professional services and insurance costs. Depreciation was $0.01 per share higher primarily due to property additions. Additionally, interest expense was $0.01 per share higher largely due to the issuance of senior notes in April 2003, partially offset by effects of the redemption of medium-term notes and the repayment of short-term bank lines.

Lastly, Cleco Power's first quarter 2004 earnings were about $0.02 per share lower due to a higher effective tax rate than in the first quarter of 2003. State tax expense increased in 2004 as a result of a net operating loss carryforward that was utilized during 2003.

Cleco Midstream Resources LLC

Cleco Midstream earned $0.05 per share for the first quarter of 2004, $0.01 per share less than the $0.06 per share posted in the first quarter of 2003.

The Acadia project recorded earnings of $0.06 per share for the first quarter of 2004, up from $0.04 per share earned during the first quarter of 2003, primarily because the plant ran more and incurred lower operating and maintenance costs in the 2004 period.

Evangeline earned $0.02 per share for the first quarter of 2004. The plant recorded a loss of $0.07 per share during the first quarter of 2003 when the project experienced higher maintenance and depreciation costs due to a reassessment of the useful life of the facility's combustion turbine parts.

In accordance with requirements under Financial Accounting Standards Board (FASB) Interpretation No. 46R (FIN 46R --Consolidation of Variable Interest Entities), Cleco Evangeline LLC was deconsolidated from Cleco Corp.'s consolidated financial statements as of March 31, 2004. The deconsolidation was required under FIN 46R because under the long-term tolling agreement, the company expects to be reimbursed for more than 50 percent of Evangeline's variable expenses. Since the subsidiary was deconsolidated on March 31, revenues and expenses for the first quarter of 2004 were detailed on Cleco Corp.'s consolidated income statement. For future periods, the subsidiary's net results will be accounted for as equity income from investees. The subsidiary's assets and liabilities were not included on the March 31, 2004, Cleco Corp. balance sheet, but instead the corporation's investment in the project was accounted for as an equity investment in investees.

Prior to its Jan. 28, 2004, bankruptcy filing, Perryville posted a $0.03 per share loss, which is included in Cleco Corp.'s first quarter 2004 income statement. For the first quarter of 2003, Perryville had earnings of $0.09 per share. Following the bankruptcy filing, Perryville Energy Partners LLC and its holding company, Perryville Energy Holdings LLC (collectively, Perryville), were deconsolidated from Cleco Corp. As a result, no income or loss following the bankruptcy filing was recognized on Cleco's consolidated financial statements. For the months of February and March 2004, Perryville posted a $0.9 million loss, which was not included in the Cleco Corp. income statement for the quarter.

As a result of the deconsolidation of both the Perryville and Evangeline subsidiaries, all project-related debt (nonrecourse to the corporation) has been removed from Cleco Corp.'s balance sheet.

Other

Corporate and other expenses in the first quarter of 2004 were comparable to expenses during the first quarter of 2003.

Perryville Project on Schedule

The Perryville bankruptcy process continues on schedule. On April 23, the U.S. Bankruptcy Court for the Western District of Louisiana approved Perryville's asset sales agreement with Entergy. The parties still must obtain state and federal regulatory approvals of the transaction before the sale can be completed, and the company cannot be certain when or if those approvals will be obtained. In addition, other customary closing conditions must be satisfied or waived before the sale can be completed. In the meantime, the unit continues to perform well and is providing power to Entergy under an interim power purchase agreement.

Cleco Power RFP Issued

In April, Cleco Power announced its intent to seek proposals for up to 1,000 megawatts of capacity to replace existing contracts and accommodate load growth, as well as 800 megawatts of capacity to replace older natural gas-fired units. Cleco made an informational filing with the LPSC on April 15 and expects to formally issue the RFP in late June.

Eppler said, "We are looking at all options to create the lowest cost, most reliable long-term power supply possible for our customers. We'll be analyzing fuel conversion opportunities at our existing gas plants, new asset construction, generating asset purchases, power contracts, as well as transmission investments. We hope to have recommendations in front of the LPSC for approval and certification in early 2005."

In March the LPSC extended Cleco's rate stabilization plan through September 2005 in order to allow Cleco Power the time needed to compile a broad, long-term integrated resource plan. The rate plan, which allows a maximum effective return on equity of 12.625 percent, was due to expire in September 2004.

Credit Facilities Renewed

On April 30, Cleco Corp. and Cleco Power finalized credit facilities totaling $275 million, replacing $185 million in expiring credit lines. "The $150 million Cleco Corp. facility is a three-year credit line, which effectively prefinances the $100 million corporate senior notes expiring in May 2005," Eppler said. "The expanded $125 million Cleco Power 364-day credit facility adds liquidity, which will be necessary should we proceed with any of the proposed investments under the integrated resource plan."

Annual Meeting

The company's annual meeting of shareholders was held in Alexandria, La., on April 23. At the meeting, shareholders elected four directors for three-year terms: Sherian G. Cadoria, retired brigadier general of the U.S. Army and president of Cadoria Speaker and Consultancy Service; Richard B. Crowell , member of the law firm of Crowell & Owens; Eppler; and W. Larry Westbrook, retired chief financial officer of Southern Company.

2004 Earnings Guidance Unchanged

Results for the first quarter of 2004 were in line with expectations previously provided by the company. Cleco is maintaining its 2004 earnings target of $1.25 to $1.35 per share. That target assumes no net income effect from the Perryville project. The target also assumes normal weather for utility power sales and continued performance of the tolling contracts at Acadia and Evangeline.

Cleco management will discuss the company's 2004 first-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Thursday, May 6, 2004. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "1st Quarter 2004 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, LLC; Perryville Energy Holdings, LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is an energy services company headquartered in Pineville, La. It operates a regulated electric utility that serves 264,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the Perryville plant, a 718-megawatt plant. Perryville's sale to Entergy Louisiana Inc. is pending. For more information about Cleco, visit www.cleco.com.

<p align="center">Financial tables follow:</p>

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31	2004	2003
Operating revenue		
Electric operations	$ 149,379	$ 138,866
Tolling operations	10,255	23,776
Energy trading, net	(53)	(194)
Energy operations	17,098	18,654
Other operations	6,910	7,258
Affiliate revenue	842	-
Gross operating revenue	184,431	188,360
Electric customer credits	(721)	(911)
Total operating revenue	183,710	187,449
Operating expenses		
Fuel used for electric generation	30,143	32,702
Power purchased for utility customers	55,109	42,596
Purchases for energy operations	15,950	17,768
Operations and maintenance	28,832	25,599
Depreciation	16,363	23,851
Taxes other than income taxes	10,104	9,783
Total operating expenses	156,501	152,299
Operating income	27,209	35,150
Interest income	375	677
Allowance for other funds used during construction	842	910
Equity income from investees	8,638	7,796
Other income	96	434
Other expense	(478)	(1,398)
Income before interest charges	36,682	43,569
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	17,933	17,723
Allowance for borrowed funds used during construction	(282)	(206)
Total interest charges	17,651	17,517
Net income before income taxes and preferred dividends	19,031	26,052
Federal and state income taxes	5,653	8,239
Net income before preferred dividends	13,378	17,813
Preferred dividends requirements, net	499	477
Net income applicable to common stock	$ 12,879	$ 17,336

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31	2004	2003
Average shares of common stock outstanding		
Basic	**46,916,535**	47,068,584
Diluted	**49,266,592**	49,485,666
Basic earnings per share		
Net income applicable to common stock	**$ 0.27**	$ 0.37
Diluted earnings per share		
Net income applicable to common stock	**$ 0.27**	$ 0.36
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At March 31, 2004	At March 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 80,108	$ 91,929
Account receivable, net	48,094	59,407
Other current assets	83,170	94,847
Total current assets	211,372	246,183
Property, plant and equipment, net	1,052,702	1,569,393
Equity investment in investee	312,777	272,088
Prepayments, deferred charges and other	164,430	203,067
Total assets	$1,741,281	$2,290,731
Liabilities		
Current liabilities		
Short-term debt	$ 116,076	$ 337,617
Accounts payable	60,020	73,830
Other current liabilities	49,170	35,227
Total current liabilities	225,266	446,674
Deferred credits and other liabilities	463,420	388,762
Long-term debt, net	550,590	866,197
Total liabilities	1,239,276	1,701,633
Shareholders' equity		
Preferred stock	19,510	18,181
Common stock	486,214	573,778
Other comprehensive income	(3,719)	(2,861)
Total shareholders' equity	502,005	589,098
Total liabilities and shareholder's equity	$1,741,281	$2,290,731

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Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the completion of the pending sale of the Perryville Plant, the resolution of damage claims against Mirant Corp. and certain of its subsidiaries, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

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